The first paragraph of the provisions of the Articles of Incorp-oration of the Corporation relating to the authorized capital stock of the Corporation, shall be amended to read in their entirety as follows:

    Total Number of Authorized Shares. The Corporation shall be authorized to issue 25,000,000 shares of common stock, $2.50 par value per share, and 10,000,000 shares of preferred stock, without par value ("Preferred Stock").

    Issuance and Designation of Shares of Preferred Stock. The Board of Directors of the Corporation is authorized, subject to limitaions prescribed by law and the provisions of these Articles of Incorporation, to provide for the issuance of the shares of Preferred Stock in series, and by filing a statement with the Pennsylvania Department of State pursuant to the applicable law of the Commonwealth of Pennsylvania, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualificaitons, limitations or restrictions thereof.

    The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

    (a) The number of shares constituting that series and the distinctive designation of that series;

    (b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

    (c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

    (d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

    (e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

    (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

    (g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

    (h) Any other relative rights, preferences and limitations of that series.

    Dividends on Preferred Stock. Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the common shares with respect to the same dividend period.

    Liquidation Distributions to Holders of Preferred Stock. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.